Exhibit 4.12

Braiin Limited

April 7, 2026

Natraj Balasubramanian

Address on file with the Company

Re: Chief Executive Officer Employment Letter

Dear Natraj,

On behalf of Braiin Limited (the “Company”), I am pleased to confirm your employment in the position of Chief Executive Officer of the Company. Your employment under this letter agreement (this “Agreement”) will be effective as of April 7, 2026 (the “Effective Date”).

Position and Duties

You will serve as Chief Executive Officer of the Company and will perform such duties, responsibilities, and authorities as are customary for the chief executive officer of a Nasdaq-listed company.

Your principal place of employment will be New York, New York, although you acknowledge that regular travel to Australia, India, and other jurisdictions may be required in connection with the Company’s business.

You agree to devote your full business time, attention, skill, and best efforts to the Company and its affiliates during your employment.

Base Salary

As of the Effective Date, you will be paid an annual base salary of US$850,000 per year, payable in accordance with the Company’s standard payroll practices and subject to applicable tax withholdings and deductions.

Your base salary will be reviewed periodically by the Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Committee”), but any increase shall be in the sole discretion of the Board or Committee.

Annual Cash Incentive

Given that the Company is newly listed and remains focused on preserving cash flow for growth initiatives, acquisitions, working capital, and other corporate obligations, you will not be eligible for an annual cash bonus for fiscal year 2026.

The Board and the independent Compensation Committee may reassess whether to introduce an annual cash incentive opportunity after December 31, 2026, based on the Company’s financial performance, cash flow position, strategic priorities, and overall business needs.

Equity Incentive Awards

You will be eligible to participate in the Company’s equity incentive plan, as may be adopted and amended from time to time (the “Plan”), subject to Board or Committee approval.

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In connection with your employment, the Company expects to grant you a time-based restricted stock unit award with an aggregate grant date fair value of US$3,000,000, subject to approval by the Board or Committee.

The restricted stock units are expected to vest over four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal quarterly instalments over the following three years, subject to your continued employment through each vesting date.

All equity awards shall remain subject to the terms of the Plan and the applicable award agreement.

One-Time Transaction Success Fee

In recognition of your leadership and efforts in connection with the Company’s direct listing, acquisitions, capital raising, strategic transactions, banker negotiations, and related corporate activities, the Company will pay you a one-time transaction-related success fee of US$850,000.

This success fee reflects, among other things, your role in leading the Company’s acquisitions and M&A activity, raising approximately US$24 million in debt and equity financing, negotiating with bankers and advisors, and pursuing a direct listing strategy that materially reduced transaction costs and advisory fees for the Company.

The timing and payment mechanics of this success fee shall be determined by the Board or the Committee.

Payment of the success fee shall be subject to the Company’s cash flow, liquidity needs, working capital requirements, debt obligations, and other corporate priorities. The Board or the Committee may, in its discretion, determine to defer payment of all or a portion of the success fee for up to eighteen (18) months following the Effective Date and may elect to pay the success fee in instalments based on the Company’s available cash flow and financial condition.

Benefits

You will be eligible to participate in all employee benefit plans, programs, and arrangements that the Company makes available to similarly situated executives from time to time, subject to the terms, conditions, and eligibility requirements of such plans.

Reasonable business expenses, including business travel and related expenses, will be reimbursed in accordance with the Company’s expense policy, as in effect from time to time.

Future Compensation Discussions

The Company and you acknowledge that, as of the Effective Date, the parties have agreed on your base salary, time-based equity award, and one-time transaction-related success fee as set forth in this Agreement, and that certain additional compensation and benefits arrangements may be further discussed and evaluated following the Effective Date.

Within four (4) weeks following the Effective Date, you and the Chair of the Committee shall discuss in good faith whether to implement additional compensation or benefit arrangements, which may include, without limitation, annual cash or performance-based incentives, performance-based or additional time-based equity awards, M&A-related incentives, revenue, EBITDA, stock price, or market capitalization-based incentives, change in control protections, enhanced severance arrangements, deferred compensation or deferral mechanics (including any related interest or conversion features), employee benefits, Board-related roles, and other executive compensation or benefit arrangements.

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In addition, within four (4) weeks following the adoption, implementation, or material modification of any equity incentive plan, executive compensation program, or employee benefit program applicable to senior executives, you may request that the agreement or arrangement governing your employment with the Company at such time be amended, or that a new agreement or arrangement be entered into, to reflect your participation in such program on terms no less favorable than those provided to similarly situated senior executives.

Any such amendment or arrangement shall be subject to mutual agreement of the parties and approval by the Board or the Committee, as applicable. Nothing in this paragraph shall be construed as guaranteeing the adoption of any particular compensation or benefit arrangement or limiting the Board’s or Committee’s discretion.

Termination of Employment

Your employment with the Company will be at will, meaning that either you or the Company may terminate your employment at any time, with or without cause.

If your employment is terminated by the Company without Cause, other than due to death or disability, you will be entitled to receive:

●	any accrued but unpaid base salary through the termination date;

●	reimbursement of any unreimbursed business expenses; and

●	continued payment of your then-current base salary for twelve (12) months following the termination date, subject to your execution and non-revocation of a customary release of claims.

For purposes of this Agreement, “Cause” means: fraud, dishonesty, willful misconduct, material breach of Company policy, material breach of this Agreement, conviction of a felony, or material failure to perform your duties following written notice and a reasonable opportunity to cure, where appropriate.

Confidentiality and Restrictive Covenants

You will be required to comply with the Company’s confidentiality, insider trading, clawback, code of conduct, and other corporate governance policies as adopted or amended from time to time.

You agree that all confidential information, work product, inventions, intellectual property, and other materials created or developed by you in connection with your employment shall belong exclusively to the Company. You also agree to customary non-solicitation and non-competition restrictions for a period of twelve months following the termination of your employment, to the extent permitted by applicable law.

Governing Law

This Agreement shall be governed by the laws of the State of New York, except to the extent U.S. federal securities laws or Nasdaq rules may apply.

Entire Agreement; Amendment

This Agreement constitutes the entire agreement between you and the Company with respect to your employment and supersedes all prior discussions, negotiations, and agreements relating to the subject matter hereof. This Agreement may be amended only by a written agreement executed by the Company and you, including pursuant to the “Future Compensation Discussions” paragraph above.

Please indicate your acceptance of this offer by signing below.

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Sincerely,

/s/ Usha Murphy

Usha Murphy

Chair of the Compensation Committee

Braiin Limited

Accepted and Agreed:

/s/ Natraj Balasubramanian

Natraj Balasubramanian

Date: April 08, 2026